UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Turkcell Iletisim Hizmetleri A.Ş.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Jonas Bengtsson

Telia Company AB

SE-169 94 Solna

Sweden

+46 (0)8-504 550 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204

1	NAME OF REPORTING PERSONS Telia Company AB (formerly TeliaSonera AB)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (1), based on 2,200,000,000 shares outstanding on December 31, 2019, as disclosed by the Issuer in its annual report on Form 20-F filed with the SEC on April 2, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2 and 5.

CUSIP No. 900111204

1	NAME OF REPORTING PERSONS Telia Finland Oyj (formerly TeliaSonera Finland Oyj)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Finland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (1), based on 2,200,000,000 shares outstanding on December 31, 2019, as disclosed by the Issuer in its annual report on Form 20-F filed with the SEC on April 2, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2 and 5.

Item 1.	Security and Issuer.

Telia Company AB, a Swedish corporation (formerly known as TeliaSonera AB, “Telia”) and Telia Finland Oyj, a Finnish corporation (formerly known as TeliaSonera Finland Oyj, “Telia Finland” and together with Telia, the “Reporting Persons”), hereby file this Amendment No. 3 (this “Amendment No. 3”) to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 11, 2009 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) thereto, filed with the SEC on May 3, 2017, and Amendment No. 2 (“Amendment No. 2”) thereto, filed with the SEC on September 18, 2017 (as so amended and as further amended by this Amendment No. 3, the “Schedule 13D”), with respect to the ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.Ş., a joint stock company organized and existing under the laws of the Republic of Turkey (the “Issuer” or "Turkcell"). As of the date of this Amendment No. 3, each of Telia and Telia Finland may be deemed to beneficially own 1,122,000,000.238 Shares held by Turkcell Holding A.S. as described in Items 2 and 5, below. Following Completion (as defined below) described herein, Telia and Telia Finland will no longer beneficially own more than 5% of the Shares or any other class of equity securities of the Issuer. Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Original 13D or Amendment Nos. 1 or 2, as applicable.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

This Schedule 13D is filed by Telia and Telia Finland. Telia Finland is a wholly owned subsidiary of Telia.

Telia provides telecommunication services in the Nordic and Baltic countries. The principal executive offices of Telia are located at SE-169 94 Solna, Sweden. On April 13, 2016, the Swedish Companies Registration Office approved the change of Telia’s corporate name from TeliaSonera AB to Telia Company AB. Telia owns 100% of the share capital of Telia Finland.

Telia Finland provides telecommunication services in Finland and conducts other business activities relating to the holding and financing of certain subsidiaries of Telia and Telia Finland. The principal executive offices of Telia Finland are located at Pasilan Asema-aukio 1, 00520 Helsinki, Finland. On March 23, 2017, Telia Finland’s corporate name was changed from TeliaSonera Finland Oyj to Telia Finland Oyj. In 2015, Telia Finland acquired from its wholly owned subsidiary, Sonera Holding B.V. (“Sonera”), 47.09% of the outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, which owns 1,122,000,000.238 Shares of the Issuer, representing approximately 51.0% of the outstanding Shares, as of December 31, 2019. As a result, Telia Finland holds an indirect 24.02% interest in Turkcell.

Following Completion (as defined in Item 5, below) described in this Amendment No. 3, Telia and Telia Finland will no longer beneficially own more than 5% of the Shares.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule A hereto and incorporated by reference herein.

During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety with the following:

The disclosure in the third through fifth and seventh paragraphs of Item 4 of the Original 13D and the disclosure in the fourth paragraph of Item 3 of Amendment No. 1 are incorporated herein by reference and are qualified in their entirety by reference to the Joint Venture Agreement itself, which is attached as Exhibit (a) to the Original 13D and incorporated herein by reference.

The disclosure in the second paragraph of Item 4 of the Original 13D is incorporated by herein by reference.

The disclosure in the fourth paragraph of Item 4 of Amendment No. 2 is incorporated herein by reference and is qualified in its entirety by reference to the Turkcell Holding Shareholders Agreement itself, which is attached as Exhibit (b) to the Original 13D and incorporated herein by reference.

On June 17, 2020, Alfa Telecom Turkey Limited (“ATT”), Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), International Mobile Telecom Investment Stichting Administratiekantoor (“IMTIS”), IMTIS Holdings S.à r.l. (“IMTIS Holdings”), Letterone Investment Holdings S.A. (“LIHS”), Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, Türkiye Varlik Fonu, the wealth fund of the Republic of Turkey acting through its management company Türkiye Varlik Fonu Yönetimi A.Ş. (“TWF”), TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret A.Ş. (“TVF BTIH”), T.C. Ziraat Bankasi A.Ş. (“Ziraat”) and certain of their affiliates entered into a series of agreements with respect to certain ownership interests in Turkcell (collectively, the “Transaction Agreements”). A copy of the press release issued by Telia is attached to this Amendment as Exhibit H and is incorporated herein by reference as if fully set forth herein.

The Transaction Agreements contemplate a series of transactions, as a result of which, immediately following completion (“Completion”), Telia Finland will divest of all of its interest in Turkcell Holding (and, therefore, Turkcell) (other than de minimis shares in Turkcell through its interest in Sonera) by selling its shares in Turkcell Holding to TVF BTIH. The consideration for the sale and purchase of Telia Finland’s shares in Turkcell Holding will consist of a cash amount equal to the sum of (a) US$530,000,000 and (b) the product of (1) the number of calendar days from and excluding November 15, 2020 to and including the date of Completion, multiplied by (2) US$58,082 (the “Purchase Price”).

The Transaction Agreements also provide for a stay of all current disputes and related proceedings by and among certain of the parties to the Transaction Agreements, effective from the execution date (save for limited exceptions), and, subject to and with effect from Completion, full and final settlement of the disputes between certain of the parties to the Transaction Agreements and their respective affiliates in various jurisdictions (together with a release of claims).

The Transaction Agreements include:

•

The Framework Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS Holdings, LIHS, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH and Ziraat (the “Framework Agreement”);

•	The Share Purchase Agreement, dated as of June 17, 2020, between Telia Finland and TVF BTIH (the “Telia TH Interest SPA”);

•	The Share Purchase Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Telecom Holdings and TVF BTIH (the “Total CTH TH Interest SPA”);

•	The Share Purchase Agreement, dated as of June 17, 2020, between and among ATT, IMTIS Holdings and TVF BTIH (the “Turkcell Interest SPA”);

•

The Deed of Settlement and Mutual Release relating to Turkcell, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS, IMTIS Holdings, LIHS, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates (the “Global Settlement Deed”);

•

The Escrow and Custody Agreement, dated as of June 17, 2020, between and among Citibank, N.A., London Branch (the “Escrow Agent”) and ATT, Cukurova Telecom Holdings, IMTIS Holdings, Telia Finland, Turkcell Holding and TVF BTIH (the “Escrow Agreement”); and

•

The Arbitration Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS, IMTIS Holdings, LIHS, Mehmet Emin Karamehmet, Sonera, Telia, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates.

Each of the above-named Transaction Agreements is governed by the laws of England. The above-named Transaction Agreements provide that all disputes (subject to limited exceptions) are to be settled through arbitration proceedings before a tribunal of three arbitrators under the ICC Arbitration Rules, with the seat of arbitration in London, England.

The descriptions of the Transaction Agreements contained in this Item 4 are qualified in their entirety by reference to the conformed text of the agreements filed as Exhibits hereto.

FRAMEWORK AGREEMENT

Under the Framework Agreement, the parties are required to obtain regulatory approvals and take certain other actions described below in advance of the convocation of the general assembly of shareholders of Turkcell (the “Turkcell General Assembly”) to approve, among other things, amendments to the articles of association of Turkcell. Completion of the transactions contemplated by the Framework Agreement and the other Transaction Agreements will occur following obtainment of such regulatory approvals, approval of the amendments to the articles of association of Turkcell by the Turkcell General Assembly, as well as satisfaction or waiver of certain other conditions precedent described below.

In addition to the foregoing, the Framework Agreement provides for certain other undertakings with respect to Turkcell, Turkcell Holding, Cukurova Telecom Holdings and its subsidiaries, that apply prior to and after Completion.

Actions in Preparation for the Turkcell General Assembly

Pursuant to the Framework Agreement, the parties will be required to take certain actions as soon as practicable following the date of the Framework Agreement to satisfy certain conditions precedent and in preparation for the convocation of the Turkcell General Assembly. These actions include:

•

obtaining the legal, regulatory or governmental approvals described in Schedule 1 to the Framework Agreement (collectively, the “Approvals”), which will require the parties to submit applications to the Turkish Competition Board, the Antimonopoly Committee of Ukraine, the Ministry of Antimonopoly Regulation and Trade of Belarus, the Turkish Republic of Northern Cyprus Competition Board, and Turkcell to submit an application to the Turkish Information Technologies and Communications Authority. In addition, the parties will submit an application for approval of the amendments to the articles of association of Turkcell to the Capital Markets Board of Turkey and the Turkish Ministry of Trade;

•	taking all actions required in preparation for and to execute, at Completion, the merger of Turkcell Holding with and into TVF BTIH (the “TH/TVF BTIH Merger”);

•

conversion of 545,600,000 of the closely held Shares of Turkcell owned by Turkcell Holding, cumulatively representing 24.8% of the total issued and outstanding Shares of Turkcell, into tradable ordinary Shares;

•	delivery of all Escrow Property (as defined below) to the Escrow Agent in accordance with the terms of the Escrow Agreement.

Conditions Precedent for the Convocation of the Turkcell General Assembly

The convocation of the Turkcell General Assembly is subject to the satisfaction or waiver, of several conditions precedent, including the following:

•	all Approvals which are required to be obtained before convocation of the Turkcell General Assembly in accordance with the Framework Agreement have been obtained;

•	effectiveness, at (or conditional upon) Completion, of the mutual waivers, releases and covenants in the Global Settlement Deed;

•	each Transaction Agreement which has been entered into by all parties thereto remains in full force and effect with no party thereto being in material breach of its obligations thereunder;

•

an order from the Court of Appeal of the Eastern Caribbean Supreme Court (“ECCA”) in substantially the same form as that at Schedule 1 of the Global Settlement Deed has been issued by the ECCA and is in full force and effect, and, to the knowledge of the parties, no other order or law has been issued by any court of competent jurisdiction or other governmental entity preventing Completion;

•

any waivers of any right, restriction or entitlement under the CTH Corporate Documents (as defined in the Framework Agreement) and the TH Corporate Documents (as defined in the Framework Agreement), in each case as contemplated by the Global Settlement Deed, are in full force and effect; and

•	all actions required in preparation for the convocation of the Turkcell General Assembly have been taken.

In addition to foregoing, if at any time prior to Completion, an order or law (or an amendment to existing law) under the jurisdiction of the Republic of Turkey is issued, approved, enacted, promulgated, or published (or, with respect to law or amendments to existing law only, enjoined or officially included in the general assembly agenda of the Turkish Parliament) as a result of which any party (or any of its affiliates or Turkcell) is or will be obliged to grant, or shall or will become subject to, dissenting shareholder rights (including exit rights from Turkcell and/or compensation) and/or make a mandatory tender offer, in each case as a result of or in connection with the transactions contemplated by the Transaction Agreements, any such circumstance shall be treated as an unsatisfied condition precedent to the convocation of the Turkcell General Assembly (the “Negative CP”).

Convocation of the Turkcell General Assembly

By no later than the fifth (5th) business day immediately following satisfaction (or waiver if made in accordance with the provisions thereof) of all the conditions precedent to the convocation of the Turkcell General Assembly, Turkcell Holding is required to submit a request to the Turkcell Board for convocation of the Turkcell General Assembly in accordance with Article 411/1 of the Turkish Commercial Code with an agenda in the form set out in Schedule 14 to the Framework Agreement (the “Request to the Turkcell Board”). The Framework Agreement and each other Transaction Agreement terminates if the Turkcell General Assembly is not convened by 7 December 2020 (the “Turkcell GA Convocation Long Stop Date”).

Transaction Steps on the Turkcell General Assembly

On the date of the Turkcell General Assembly and subject to the satisfaction or waiver of the conditions precedent to Completion (other than the approval of the amendments to the articles of association of Turkcell by the Turkcell General Assembly) Turkcell Holding is required to vote, in person or by proxy, the 1,122,000,000.238 Shares held by Turkcell Holding:

•	to approve the amendments to the articles of association of Turkcell;

•

subject in each case to the prior approval of, or contingent upon the approval of, the AoA Amendments by the shareholders of Turkcell, (i) to approve any dividend payment or other distribution proposed by the board of directors of Turkcell at the Turkcell General Assembly in an amount equal to the lesser of (1) the maximum amount allowed under applicable law and (2) TRY 1,623,243,500.00 (such amount, the “Relevant Dividend Amount”), or (ii) if no such proposal is tabled by the Turkcell Board or the aggregate amount of the dividend payment or other distribution proposed by the Turkcell Board is different from the Relevant Dividend Amount, to table a proposal for, and approve, a dividend payment in an aggregate amount equal to the Relevant Dividend Amount;

•	to approve the appointment of Christopher Powell as a director of Turkcell by the board of directors of Turkcell as per Article 363 of the Turkish Commercial Code; and

•

against any other proposal that would reasonably be expected to impede, frustrate, prevent, delay or nullify all or any material part of the Transaction Agreements or the transactions contemplated thereby.

Conditions Precedent to Completion

The obligations of each Party to proceed to Completion are conditional upon the satisfaction or waiver of on or prior to 15 January 2021 (the “Termination Date”), of the following conditions precedent:

•	the approval of the amendments to the articles of association of Turkcell by the Capital Markets Board of Turkey and the Turkish Ministry of Trade;

•	the approval of the amendments to the articles of association of Turkcell by the Turkcell General Assembly;

•	the continued satisfaction or waiver of the Conditions (as defined in each of the Total CTH TH Interest SPA and the Telia TH Interest SPA) in accordance with the terms thereof; and

•	the continued satisfaction or waiver of the conditions precedent to the convocation of the Turkcell General Assembly, including the Negative CP.

Transaction Steps on the Completion Date

Completion shall take place as soon as the conditions precedent to Completion have been satisfied or waived. The parties intend that Completion will occur on the business day immediately following the date of the Turkcell General Assembly or as soon as practicable thereafter.

On the date of Completion, among other things, the applicable parties to the Transaction shall take, or cause to be taken, the following actions:

•	cause the Escrow Agent to release the First Release Documents (as defined in the Escrow Agreement) in accordance with the Escrow Agreement;

•

apply to the Istanbul Trade Registry for registration of the TH/TVF BTIH Merger, effective immediately, and procure the issuance of the certificate of registration of the TH/TVF BTIH Merger by the Istanbul Trade Registry;

•

cause all actions required for (i) the transfer to Cukurova Telecom Holdings of the TH Nominal Shares, the CTH Issuance and (iii) the CTH Buy-Back (in each case, as defined in the Framework Agreement) to be performed in accordance with the Framework Agreement;

•	endorse the original share certificates of Turkcell Holding and update the share register of Turkcell Holding, in each case to record TVF BTIH as the sole shareholder of Turkcell Holding; and

•	cause the Escrow Agent to release the Second Release Documents and the Residual Escrow Property (in each case, as defined in the Framework Agreement) in accordance with the Escrow Agreement.

All of the foregoing actions will be deemed to occur simultaneously and at the same time, among other things, the following will be deemed to occur simultaneously:

•

TVF BTIH will acquire legal title to, and full beneficial ownership of, 100% of the total outstanding shares in Turkcell Holding in accordance with the Telia TH Interest SPA and the Total CTH TH Interest SPA, and Turkcell Holding will cease to exist as a separate entity and be de-registered from the Istanbul Trade Registry as a result of the TH/TVF BTIH Merger;

•	Telia Finland will acquire legal title to, and full beneficial ownership of, a cash amount constituting the Purchase Price, as adjusted in accordance therewith;

•	IMTIS Holdings will acquire legal title to, and full beneficial ownership of, 24.8% of the total issued and outstanding Shares of Turkcell in accordance with the Turkcell Interest SPA; and

•	TVF BTIH, as the surviving entity of the TH/TVF BTIH Merger, will acquire legal title to, and full beneficial ownership of, 26.2% of the total issued and outstanding Shares of Turkcell.

Each of ATT and Telia Finland have undertaken to take all necessary actions to ensure that their respective representatives on the board of directors of Turkcell or, where applicable, any subsidiary of Turkcell (or any committee thereof) resign on or before Completion.

Guarantees and Liability Caps

Under the Framework Agreement, LIHS has irrevocably and unconditionally agreed to guarantee to each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland punctual performance by each of ATT, IMTIS Holdings, IMTIS and any other Permitted Transferee to which any Shares in Turkcell may be transferred during the period starting on the Completion Date and ending on the date falling three years after the date of Completion (collectively, the “L1 Guaranteed Parties”) of their obligations under the Transaction Agreements. The maximum aggregate liability of the L1 Guaranteed Parties, LIHS and their respective affiliates (a) in respect of any and all claims brought by any other party before Completion in respect of IMTIS Holdings’ obligation to credit the IMTIS Holdings Cash Account (as defined in the Escrow Agreement) with US$337,099,417 in accordance with the Framework Agreement and the Escrow Agreement is limited to the higher of (A) the Loan Note 3 Amount (as defined below) and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, (b) in respect of any and all claims (other than as described under the preceding paragraph (a)) brought by any other party before Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, and (c) in respect of any and all claims brought by any other party on or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to (i) the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell, and calculated in accordance with the Framework Agreement, minus (ii) the aggregate amount of liability discharged by the L1 Guaranteed Parties, LIHS and their respective affiliates in respect of any and all claims brought under the Transaction Agreements other than the Global Settlement Deed.

Under the Framework Agreement, TWF has irrevocably and unconditionally agreed to guarantee to each of ATT, LIHS, IMTIS Holdings, Sonera and Telia Finland punctual performance by TVF BTIH and any other affiliate of TWF to which any Shares in Turkcell may be transferred during the period starting on the Completion Date and ending on the date falling three years after the date of Completion (collectively, the “TWF Guaranteed Parties”) of their obligations under the Transaction Agreements. The maximum aggregate liability of the TWF Guaranteed Parties (a) in respect of the TWF Guaranteed Parties’ obligation to pay the Purchase Price in accordance with the Telia TH Interest SPA is limited to the higher of (A) the Purchase Price and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of

13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, (b) in respect of any and all claims (other than as described under the preceding paragraph (a)) brought by any other party before Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, and (c) in respect of any and all claims brought by any other party on or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to (i) the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell, and calculated in accordance with the Framework Agreement, minus (ii) the aggregate amount of liability discharged by TWF Guaranteed Parties, TWF and its affiliates in respect of any and all claims brought under the Transaction Agreements other than the Global Settlement Deed.

Under the Framework Agreement, Cukurova Holding has irrevocably and unconditionally agreed to guarantee to each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland punctual performance by Cukurova Finance International of its obligations under the Transaction Agreements. The maximum aggregate liability of Cukurova Holding and Cukurova Finance International in respect of any and all claims brought by any other party on, before or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to US$1,604,576,501.00.

Under the Framework Agreement, the maximum aggregate liability of Telia Finland and its affiliates in respect of any and all claims brought by any other party on, before or after Completion is limited to the lesser of (i) the Purchase Price and (ii) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.02% of the outstanding and issued Shares in Turkcell, calculated in accordance with the Framework Agreement.

Termination

The Framework Agreement automatically terminates:

•	upon termination of the Global Settlement Deed, the Telia TH Interest SPA, the Total CTH TH Interest SPA or the Escrow Agreement in accordance with their respective terms;

•	if the conditions precedent to the convocation of the Turkcell General Assembly are not satisfied or waived by the Turkcell GA Convocation Long Stop Date;

•	if Completion has not occurred, on the Termination Date; or

•	if all of the Escrow Property is released as provided in the Framework Agreement and the Escrow Agreement other than as required in order to achieve Completion.

Additionally, after the occurrence of a Bankruptcy Event (as defined in the Framework Agreement) in respect of any of Cukurova Finance International, ATT, TVF BTIH, Cukurova Telecom Holdings, Telia Finland, Turkcell Holding or Turkcell, any party other than the party (or parties) in respect of which a Bankruptcy Event has occurred has the right to immediately terminate the Framework Agreement by giving notice to the other parties, subject to certain conditions set forth in the Framework Agreement.

TELIA TH INTEREST SPA

Pursuant to the Telia TH Interest SPA, Telia Finland has agreed to sell to TVF BTIH, and TVF BTIH has agreed to purchase, 214,871,670 ordinary shares cumulatively representing 47.09% of the issued and outstanding share capital of Turkcell Holding (the “Telia TH Interest”), on and subject to the terms set forth therein.

In consideration of the transfer of the Telia TH Interest to TVF BTIH, TVF BTIH will pay to Telia Finland the Purchase Price.

The obligations of each of Telia Finland and TVF BTIH to proceed to completion of the sale and purchase of the Telia TH Interest pursuant to the Telia TH Interest SPA are conditional upon (i) the satisfaction or waiver of the conditions precedent to Completion in accordance with the Framework Agreement; and (ii) each of the warranties given under the Telia TH Interest SPA, disregarding all materiality qualifications, being true and correct in all material respects on and as of the Completion Date. Completion of the sale and purchase of the Telia TH Interest pursuant to the Telia TH Interest SPA will take place after these conditions precedent have been satisfied or waived, but the parties to the Telia TH Interest SPA agree that completion under the Telia TH Interest SPA will not be deemed to have occurred until Completion under the Framework Agreement.

The Telia TH Interest SPA contains customary warranties and covenants, including, among others, (i) certain leakage undertakings and indemnities given by Telia Finland and (ii) certain covenants given by Telia Finland to use all reasonable endeavours to cause Turkcell Holding (a) to conduct its business in the ordinary course between the date of the Telia TH Interest SPA and the date of completion thereunder, and (b) not to engage in certain kinds of material transactions during such period, subject to certain customary exceptions.

Telia Finland has agreed to indemnify TVF BTIH for losses incurred or sustained which result from any breach of any warranty given by Telia Finland. Subject always to the liability limitations under the Framework Agreement, the maximum aggregate liability of Telia Finland in respect of any and all claims under the Telia TH Interest SPA is limited to the lesser of (i) the Purchase Price and (ii) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.02% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement.

The Telia TH Interest SPA automatically terminates on termination of the Framework Agreement in accordance with its terms. On written notice to the other parties, TVF BTIH may terminate the Telia TH Interest SPA if the condition precedent relating to each of the warranties given under the Telia TH Interest SPA, disregarding all materiality qualifications, being true and correct in all material respects on and as of the date of completion has not been satisfied (or waived) immediately prior to completion.

GLOBAL SETTLEMENT DEED

In the Global Settlement Deed, the parties thereto have agreed to stay (save for limited exceptions set out in the Global Settlement Deed), and, subject to certain conditions, thereafter fully and finally settle, all legal proceedings that are currently pending amongst them and their affiliates (together with a release of claims). Specifically, under the Global Settlement Deed, among other things:

•

each party has irrevocably agreed that (i) until the earlier of Completion or the termination of the Global Settlement Deed in accordance with its terms (the “Forbearance Period”) and (ii) should Completion not occur, at any point thereafter, it will (and will procure that its affiliates will), forbear from exercising any right or remedy that such party (or its affiliates) would have as a result of the execution and / or performance by a party of the Transaction Agreements, the transactions contemplated thereby or any action in connection with or contemplated under the Transaction Agreements;

•

each party has irrevocably agreed that during the Forbearance Period it will (and will procure that its affiliates will) forbear from commencing any new actions against or in respect of any other party (or its affiliates) relating to any event whatsoever which may have occurred before the start of the Forbearance Period;

•

each party has irrevocably agreed that during the Forbearance Period it will (and will procure that its affiliates will) not continue or further prosecute any existing proceedings against any other party (or its affiliates) in any way, and the parties are causing certain documents to be filed with the relevant courts and arbitration tribunals to stay such proceedings; and

•

within two (2) business days after the date of the Global Settlement Deed, Sonera will, and Telia Finland will procure that Sonera will, take such steps as are reasonably necessary to seek from the ECCA an order in substantially the same form as that at Schedule 1 of the Global Settlement Deed.

Upon Completion: (i) subject to limited exceptions, each party and their respective shareholders, partners, members, affiliates and representatives (the “Releasing Party”) will release and forever discharge such other parties and their respective shareholders, partners, members, affiliates and representatives (the “Released Parties”) from all rights that such Releasing Party ever had or may in the future claim to have against any of the Released Parties by reason of any act, failure to act, occurrence or event occurring or existing on or before Completion arising out of, in connection with or relating to the Released Claims (as defined in the Global Settlement Deed); (ii) the CT SHA (as defined in the Global Settlement Deed) related to Cukurova Telecom Holdings, the JVA (as defined in the Global Settlement Deed) pertaining to, among other matters, the interests of the parties thereto in the Shares of Turkcell, the shareholders agreement between Telia Finland and Cukurova Holding, among others, related to Turkcell Holding dated October 21, 1999, and certain other agreements will be automatically terminated; and (iii) the parties intend for certain documents to be filed with the relevant courts and arbitration tribunals to cause the specified litigation and arbitration proceedings among the parties and their affiliates to terminate without any order as to costs. Further, the Global Settlement Deed provides that from Completion each party is prohibited from engaging in any action or proceeding or initiating any regulatory, administrative or governmental complaint or any other action relating to the transactions contemplated by the Transaction Agreements, including any action by or on behalf of Turkcell.

Each party reserves in full, until Completion, all of its rights and remedies whether under any agreement that it is a party to or as a matter of law that it may have now or at any time in the future or which may now or at any time in the future become available to it. If Completion has not occurred by the end of the Forbearance Period, the suspensions, forbearance and undertakings set out in the Global Settlement Deed will cease with effect from the end of the Forbearance Period and as of the end of the Forbearance Period each party will have all rights and remedies as though the Global Settlement Deed had not been entered into, save for any rights or remedies arising as a result of the execution and / or performance by a party of the Transaction Agreements, the transactions contemplated thereby or any action in connection with or contemplated under the Transaction Agreements.

Each Party acknowledges and agrees that Ziraat is not precluded from exercising any rights or remedies it has or may have at any time during the Forbearance Period under the Facility Documents (as defined in the Global Settlement Deed), including the enforcement of security in the manners permitted by the Facility Documents and the Global Settlement Deed with the effects contemplated thereunder.

Under the Global Settlement Deed, each party has given a customary set of fundamental warranties to the other parties, that apply as of the date of the Global Settlement Deed and as of the date of Completion with respect to all Transaction Agreements. Each party has agreed to indemnify, defend and hold harmless each other party and their respective affiliates and representatives from and against all losses incurred or sustained which result from (a) any breach of any warranty given by the indemnifying party, or (b) the non-compliance with or non-performance of any obligation or covenant under the Global Settlement Deed.

ESCROW AGREEMENT

In the Escrow Agreement, in connection with the transactions contemplated by the Transaction Agreements, ATT, IMTIS Holdings, Telia Finland, TVF BTIH, Cukurova Telecom Holdings and Turkcell Holding (collectively, the “Escrow Parties”) have agreed to deliver (or procure or direct the delivery of) the following property to the Escrow Agent within the prescribed timeframe set forth in the Escrow Agreement and the Framework Agreement: (i) cash in the aggregate amount of US$533,543,002, of which US$337,099,417 and US$196,443,585 shall be deposited by IMTIS Holdings and TVF BTIH, respectively; (ii) the Turkcell Holding Escrow Cash, which shall be deposited by Turkcell Holding; (iii) the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding; and (iv) certain documents arising out of or in connection with the transactions contemplated by the Transaction Agreements as designated under the relevant Transaction Agreements or otherwise provided by the Escrow Parties (collectively, the “Escrow Property”).

The Escrow Agent, upon instructions given by the Escrow Parties, must release the Escrow Property to the relevant Escrow Party after the conditions precedent to Completion are satisfied or waived in accordance with the Framework Agreement in accordance with the release procedures contemplated by the Escrow Agreement and the Framework Agreement. Under the Escrow Agreement, however, the Escrow Agent is required to immediately and simultaneously release the Escrow Property back to the Escrow Party who originally deposited such Escrow Property into escrow if:

•	the Escrow Agent is notified that the amendments to the articles of association of Turkcell have not been approved by the Turkcell General Assembly;

•	no written instructions have been received by the Escrow Agent by the Termination Date; or

•	the Escrow Agreement otherwise terminates in accordance with its terms.

The Escrow Agreement includes customary representations and warranties given severally by each Escrow Party (with respect to itself) to the Escrow Agent. The Escrow Agreement also includes customary indemnities given jointly and severally by the Escrow Parties to the Escrow Agent.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

(a) Each of Telia and Telia Finland may be deemed to be the beneficial owners of the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding, representing 51.0% of the issued and outstanding Shares of Turkcell, by virtue of Telia Finland’s ownership of 47.09% of the issued and outstanding share capital of Turkcell Holding. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding Shares of Turkcell.

(b) Each of Telia and Telia Finland may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares of Turkcell held by Turkcell Holding, representing 51.0% of the total issued and outstanding Shares of Turkcell, by virtue of Telia Finland’s 47.09% interest in Turkcell Holding.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them (other than the rights and powers of ATT, Cukurova Holding and their respective affiliates with respect to the shares of Turkcell Holding indirectly owned by them).

(e) On the Completion Date, Telia and Telia Finland will cease to beneficially own more than 5% of the Shares or any other class of equity securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Please refer to the disclosure set forth in Items 4 and 5 hereof, which is hereby incorporated by reference in this Item 6..

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Venture Agreement, dated 11 November 2009, between ATT, Altimo Holding and Investment Limited, Telia, Sonera Holding and Telia Finland.*

B	Shareholders Agreement, dated as of October 21, 1999, between Sonera Corporation, Cukurova Holding, Yapi ve Kredi Bankasi A.S., Pamukbank T.A.S., Turkiye Genel Sigorta A.S. and Pamuk Factoring A.S.*

C	Joint Filing Agreement, dated as of June 17, between Telia and Telia Finland.

D	Framework Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS Holdings, LIHS, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH and Ziraat.

E	Global Settlement Deed, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS, IMTIS Holdings, LIHS, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates.**

F	Telia TH Interest SPA, dated as of June 17, 2020, between Telia Finland and TVF BTIH.

G	Escrow Agreement, dated as of June 17, 2020, between and among the Escrow Agent and ATT, Cukurova Telecom Holdings, IMTIS Holdings, Telia Finland, Turkcell Holding and TVF BTIH.**

H	Press release issued on June 17, 2020.

*	Filed with the Original 13D on November 11, 2009.
**	Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a portion of the text and replacing it with [***].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2020

Telia Company AB

By:	/s/ Jonas Bengtsson
	Name:	Jonas Bengtsson
	Title:	General Counsel

Telia Finland Oyj

By:	/s/ Jonas Bengtsson
	Name:	Jonas Bengtsson
	Title:	Board Director

SCHEDULE A

Telia Company AB

Directors and Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Lars-Johan Jarnheimer	Chair of the Board	Telia Company AB 169 94 Solna Sweden	Swedish

Ingrid Bonde	Vice-Chair of the Board	Telia Company AB 169 94 Solna Sweden	Swedish

Rickard Gustafson	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Jeanette Jäger	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Nina Linander	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Jimmy Maymann	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Danish

Anna Settman	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Olaf Swantee	CEO of Sunrise Communications AG, Board Member of Telia Company	Telia Company AB 169 94 Solna Sweden	Swiss

Martin Tivéus	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Agneta Ahlström	Employee Representative, Chair of the Swedish Union for white-collar workers in the private labour market, Telecommunications section (Unionen-Tele)	Telia Company AB 169 94 Solna Sweden	Swedish

Stefan Carlsson	Employee Representative, deputy Chair of the Swedish Union for white-collar workers in the private labour market, Telecommunications section (Union-Tele), member of the board of Unionen	Telia Company AB 169 94 Solna Sweden	Swedish

Hans Gustavsson	Chair of the Union of Service and Communication Employees within Telia Company, SEKO klubb Telia	Telia Company AB 169 94 Solna Sweden	Swedish

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Allison Kirkby	President and Chief Executive Officer	Telia Company AB 169 94 Solna Sweden	British

Casten Almqvist	Senior Vice President and Head of TV & Media	Telia Company AB 169 94 Solna Sweden	Swedish

Jonas Bengtsson	Executive Vice President, Group General Counsel and Head of Corporate Affairs	Telia Company AB 169 94 Solna Sweden	Swedish

Peter Borsos	Senior Vice President and Head of Telia Global	Telia Company AB 169 94 Solna Sweden	Swedish

Åsa Jamal	Senior Vice President and Head of Group Communications	Telia Company AB 169 94 Solna Sweden	Swedish

Douglas Lubbe	Acting Chief Financial Officer	Telia Company AB 169 94 Solna Sweden	South African

Cecilia Lundin	Executive Vice President and Head of People & Brand	Telia Company AB 169 94 Solna Sweden	Swedish

Emil Nilsson	Senior Vice President and Head of Lithuania, Estonia and Denmark	Telia Company AB 169 94 Solna Sweden	Swedish

Anders Olsson	Executive Vice President and Head of Telia Sweden	Telia Company AB 169 94 Solna Sweden	Swedish

Heli Partanen	Senior Vice Preseident and Head of Telia Finland	Telia Company AB 169 94 Solna Sweden	Finnish

Ingrid Stenmark	Senior Vice President and Head of CEO Office	Telia Company AB 169 94 Solna Sweden	Swedish

Stein-Erik Vellan	Senior Vice President and Head of Telia Norway	Telia Company AB 169 94 Solna Sweden	Norwegian

Magnus Zetterberg	Senior Vice President and Head of Common Products & Services and COO	Telia Company AB 169 94 Solna Sweden	Swedish

Telia Finland Oyj

Directors and Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Carl Peter Christian Luiga	Chair of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Swedish

Gustav Jonas Markus Bengtsson	Member of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Swedish

Saija Maria Kivinen	Member of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Finnish

Hannu-Matti Mäkinen	Member of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Finnish

Heli Partanen	Managing Director	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Finnish

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Venture Agreement, dated 11 November 2009, between ATT, Altimo Holding and Investment Limited, Telia, Sonera Holding and Telia Finland.*

B	Shareholders Agreement, dated as of October 21, 1999, between Sonera Corporation, Cukurova Holding, Yapi ve Kredi Bankasi A.S., Pamukbank T.A.S., Turkiye Genel Sigorta A.S. and Pamuk Factoring A.S.*

C	Joint Filing Agreement, dated as of June 17, between Telia and Telia Finland.

D	Framework Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS Holdings, LIHS, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH and Ziraat.

E	Global Settlement Deed, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS, IMTIS Holdings, LIHS, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates.**

F	Telia TH Interest SPA, dated as of June 17, 2020, between Telia Finland and TVF BTIH.

G	Escrow Agreement, dated as of June 17, 2020, between and among Escrow Agent and ATT, Cukurova Telecom Holdings, IMTIS Holdings, Telia Finland, Turkcell Holding and TVF BTIH.**

H	Press release issued on June 17, 2020.

*	Filed with the Original 13D on November 11, 2009.
**	Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a portion of the text and replacing it with [***].